SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2004

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Report Regarding the Increase in Shareholding of LG Investment & Securities - Amended

Woori Finance Holdings has increased its shareholding of LG Investment & Securities (“LGIS”) by 7,000,000 common shares as of October 26, 2004 to 26.92% of the total outstanding common shares of LGIS.*

Shareholding Details

•	Issuer Name: LG Investment & Securities

•	Total Outstanding Shares: 122,116,369 common shares (shares with voting rights)

•	Shareholding as of September 23, 2004: 25,877,487 common shares (21.19%)*

•	Shareholding as of October 26, 2004: 32,877,487 common shares (26.92%)*

•	Change in Shareholding: Increase of 7,000,000 common shares

•	Reason for Change in Shareholding

•	Acquisition of common shares to secure a stable shareholding base prior to the merger of LGIS with Woori Securities

•	Reason for Shareholding in LGIS

1)	Plans to participate in the management of LGIS in the near future

2)	Plans to change the Articles of Association and the number of directors after the closing of the transaction

*	25,877,487 shares of the common stock of LGIS were acquired pursuant to a purchase agreement with The Korea Development Bank on September 23, 2004. The acquisition of such shares is subject to the approval of the relevant Korean governmental authorities. Such approval is expected to be granted later this year, at which time the acquisition will be completed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: November 5, 2004	By:	/s/ Young Sun Kim
(Signature)

	Name:	Young Sun Kim
	Title:	Director